REPLICEL LIFE SCIENCES INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on February 28, 2023

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 pm, Pacific Standard Time, on February 24, 2023.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of RepliCel Life Sciences Inc. (the "Company") hereby appoint: Andrew Schutte, or failing this person, Simon Ma (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at the offices of Clark Wilson LLP, 900 - 885 West Georgia Street, Vancouver, BC and via Zoom at https://us02web.zoom.us/j/81899092491 Meeting ID: 818 9909 2491, on February 28, 2023 at 2:00 pm, PST and at any adjournment or postponement thereof. To dial-in by phone find your local number here: https://us02web.zoom.us/u/kpZBAX4Ga

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at six (6).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Andrew Schutte	☐	☐	02. David Hall	☐	☐	03. Peter Lewis	☐	☐
04. R. Lee Buckler	☐	☐	05. Peter Lowry	☐	☐	06. Gary Boddington	☐	☐

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	For	Withhold
3. **Appointment of Auditors** Appointment of Mao & Ying LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **10% Rolling Stock Option Plan** To consider and, if thought fit, to approve the Company's new 10% Rolling Stock Option Plan, as described in the accompanying Information Circular.	☐	☐

	For	Against
5. **Change of Control** To consider and, if thought appropriate, pass an ordinary resolution of the disinterested shareholders authorizing and approving the closing of the issuance of shares on a private placement basis (the "**Private Placement**") to Jamie Mackay pursuant to which Jamie Mackay, a 10% shareholder of the Company, has subscribed for 3,960,000 units, comprised of 3,960,000 common shares of the Company and 1,980,000 share purchase warrants exercisable at $0.20 per common share for a period of four years from closing of the Private Placement, and the resulting creation of Jamie Mackay as a control person as such term is defined under the policies of the TSX Venture Exchange, all as more particularly described in the accompanying Information Circular.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.